

January 22, 2025

George Athanasiadis
Chief Executive Officer
Eco Bright Future, Inc.
World Trade Center El Salvador
Calle El Mirador, 87 Ave Norte
San Salvador, El Salvador

> **Re: Eco Bright Future, Inc.**
> **Amendment No. 6 to Registration Statement on Form 10**
> **Filed December 9, 2024**
> **File No. 000-56658**

Dear George Athanasiadis:

We have reviewed your amended filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 6 to Registration Statement on Form 10

Organizational History, page 2

1. We note your response to prior comment 1 in your December 9, 2024 response letter that your DNS service was launched in Tunisia and that "[y]ou do not recognize revenues from this as it was a project that was done with them and they operate the service independently and that [you] do have the ability to consult with them and earn revenues in the future as disclosed in the disclosure document." Please revise to update your disclosure on page 3 that states that you expect to launch the DNS service sometime between September 2020 and January 2021 by including the information you provide in your December 9, 2024 response letter.

Present Operations, page 3

2.      Please revise your disclosure on page 9 to include the information you provided in your response to prior comment 5 in your December 9, 2024 response letter.

Management's Discussion and Analysis of Financial Condition and Results of Operation
Business Operations, page 17

3.      Refer to your response to prior comment 9. In your response, you indicate that Universa Digital Sugar Trading DMCC is a distinct legal entity that is consolidated by Eco Bright Futures, Inc.  Additionally, your disclosure on page 7 indicates that Universa Digital Sugar Trading DMCC took title to the warrant.  Given these facts, please address the following:

- Please summarize for us separately the legal rights and obligations of the warrant and the tokens issued in connection with the sugar exchange in Dubai.

- Please provide an analysis of how and when cash was transferred during your sugar tokenization process.  For example, tell us whether Al Khaleej Sugar received cash at the time the warrant was issued and registered by DMCC Tradeflow, and whether Universa Sugar Trading DMCC received cash as a result of the sale of the tokens.

- Tell us if the warrant issued to Universa Digital Sugar Trading DMCC, a subsidiary of Eco Bright, transferred legal title and ownership of the underlying sugar to Universa Sugar Trading DMCC, or if the warrant represented a security interest in the sugar. In that regard, we note in your response to prior comment 5 that you describe the warrant as creating a security interest in the pledged sugar. In your response, tell us how you considered whether the transaction where Universa Digital Sugar Trading DMCC took title to the warrant was a secured financing that should be reflected as a loan receivable and provide the basis for your conclusion.

- Tell us if Universa Digital Sugar Trading DMCC is the named titleholder of the warrant.  If not, tell us whether a new warrant was issued and registered with DMCC Tradeflow to name a new title holder.

- Tell us if the tokens associated with the warrant transfer legal title and ownership of a portion of the underlying sugar represented by the warrant to the holder of the token and provide a full analysis detailing the basis for your conclusion.  In this regard, we note from your disclosure on page 7 that a single warrant was issued for 100,000 tons of sugar, and 100,000,000 tokens were subsequently issued by Universa Digital Sugar Trading DMCC.  In your response, explain to us how token holders are able to redeem their tokens given a single warrant has been issued and registered by DMCC Tradeflow.

- Confirm for us whether a token can be exchanged for a fixed amount of sugar or a percentage of the total sugar represented by the warrant, and if a new warrant is required to be issued when a holder of a token converts the token into actual sugar.

- Tell us how you considered whether the issuance of tokens by Universa Digital Sugar Trading DMCC represents a secured borrowing or issuance of an instrument convertible into sugar rather than the conveyance of ownership in the sugar and provide the basis for your conclusion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stanton at 202-551-2197 or Sonia Bednarowski at 202-551-3666 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets